Filed by Larscom Incorporated (Commission File No. 001-12491)
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: VINA Technologies, Inc.
(Commission File No.: 000-31903)

[The following is the Larscom conference call to review its’ first quarter results for 2003.]

LARSCOM

Moderator: Donald Morgan
April 25, 2003
9:30 am CT

Operator:	Good morning. My name is Elizabeth and I will be your conference facilitator today. At this time I would like to welcome everyone to the Larscom First Quarter Earnings Results conference call.

All lines have been placed on mute to prevent any background noise. After the speakers’ remarks there will be a question and answer period. If you would like to ask a question during this time simply press star then the number 1 on your telephone keypad. If you would like to withdraw your question press the pound key.

Thank you. I would now like to turn the call over to Don Morgan, CFO of Larscom.

Donald Morgan:	Thanks for your interest in Larscom and taking the time to participate in our conference call as we review our first quarter results for 2003. I’m Don Morgan, CFO of Larscom.

After my introductory remarks, Daniel Scharre, President and CEO, will give you a brief summary of the quarter and recent events. I’ll then provide detail on the financial results. At the end we’ll answer any questions you might have.

But before I begin, let me call to your attention our position on forward-looking statements. If you please refer to the forward-looking statement section of our earnings release, which I hope you’ve read, during the course of this conference call we may make projections or other forward-looking remarks regarding the future financial performance of the Company, and we wish to caution you that such statements are just estimates and actual events or results may differ materially.

We also refer you to our annual report on Form 10K and quarterly reports on Form 10Q filed with the SEC, as well as our press release announcing the first quarter results for 2003. These documents all contain important factors that could cause actual results to differ materially from those contained in our forward-looking statements or projections.

You should have all received a copy of the earnings press release. If you haven’t, you can call Larscom at 408-941-4071 and we’ll fax you a copy. You can check our Web site at www.Larscom.com or you may find our release as part of our recent filings with the Securities and Exchange Commission at www.SEC.gov/edgar.

Now Daniel Scharre, President and CEO, will make his introductory comments.

Daniel Scharre:	Thank you Don. And good morning everyone. On March 18 we announced that Larscom and VINA Technologies had signed an agreement to merge the two companies. I’m sure everyone is interested in finding out how things are progressing, so I’ll take a moment to give an update on the status of this transaction before getting into the earnings discussion.

We have talked several times in the past about the necessity of consolidation in our market segment, which is enterprise broadband access equipment. In fact, I believe there is a consensus for consolidation across many segments of the telecommunications market.

As the telecom market has continued to deteriorate over the last two years and CapEx spending has dropped precipitously, many of the players in this access equipment market have declined in revenue to the point where it is difficult to make the proper investments in R&D and marketing to continue to bring new technology and products to their customers.

With this merger we create a more substantial player in this space, which brings to the combined Company economies of scale to allow us to continue R&D investment in new products while taking advantage of synergies. As a result, I have set a target for us to become profitable within the next 12 months.

The combined Company will also have a broader product portfolio and a more extensive customer base than either of the individual companies have today. We are still on track to complete the merger in the second quarter of 2003, subject to approval by the stockholders of both companies and other customary closing conditions.

We have filed the S-4 Registration with the SEC and have been notified that a review will not be necessary. Proxies should be going out to shareholders of both companies in about a week, and we are planning for a June 3rd shareholders’ meeting.

To remind everyone of the key parameters of the transaction, it is an equity-only transaction in which the stockholders of Larscom will maintain approximately 53% of the equity and VINA approximately 47%. Larscom and VINA will merge in a stock-for-stock transaction based on a fixed exchange ratio in which each VINA stockholder will receive .2659 shares of Larscom common stock for each VINA common share that they hold.

While Larscom focuses on broadband data access products, VINA Technologies is an established leader in the integrated voice and data broadband access market with a 25% worldwide market share for T1 IADs. VINA’s integrated access products are targeted at carriers serving the $50 billion small and medium size business market.

Since 1996, VINA has shipped more than 1.5 million voice and data ports. So the combined Company will be strategically focused on the same access space that Larscom has always addressed, but now with a broader product portfolio.

In terms of the management of the combined Company, I will serve as President and CEO. Mike West, VINA’s current Chairman and CEO, will continue as a board member for the combined Company.

We have identified the new management team comprised of executives from both companies. This team will be announced publicly in the near future.

The new Company’s board of directors will be comprised of five directors designated by Larscom and four directors designated by VINA. The proposed slate of directors is provided in the proxy statement for our shareholders’ meeting. We can continue to discuss this topic during Q&A.

So let’s now turn to the financial metrics. Revenue for Q1 of 2003 came in at about $4.2 million. That’s an 8% sequential decline from our Q4 2002 revenues of $4.6 million, and a 45% decline year-over-year from the $7.7 million of revenue that we reported in Q1 of 2002.

In the quarter our greater than 10% customers were WorldCom with 26% of our revenue, Avaya with 16% and LTI Datacom, a reseller to government accounts, with 14%.

On the bottom line we reported a net loss for the quarter of $2.2 million. Our cash position remains strong however with $17.5 in cash, cash equivalents and short-term investments, slightly down from $17.7 million at the end of the last year, and no debt.

With that let me now turn it back to Don for a detailed financial discussion.

Donald Morgan:	Thanks Dan. To recap, as Dan mentioned, revenues for Q1 of 2003 came in at about $4.2 million, 45% under our Q1 2002 revenues and 8% below the revenue we reported in the fourth quarter of 2002.

Revenues for international markets were 16% of total sales for the quarter. That’s 2 percentage points less than we reported for the total year of 2002 when it was 18%, and 1 percentage point up from what we reported for the fourth quarter of 2002 when it was 15%.

For the first quarter of 2003 our sales breakdown was 46% multiplexers, 20% inverse multiplexers, 30% services and 4% for all other products, which include service platforms, CSU/DSUs, and the Edge product line. That compares with the Q4 2002 breakdown of 47% multiplexers, 14% inverse multiplexers, 29% services and 10% for all other products.

The bright spot for the quarter was in inverse multiplexing products, which as I mentioned earlier were 20% of revenues in Q1 2003 versus 14% in Q4 2002.

That’s an increase of 32% over sales of the product for the fourth quarter of 2002.

And we think the economics associated with inverse multiplexing are compelling for a significant part of the market because both service providers and enterprises are continuing to focus on ways to reduce costs. And inverse multiplexing is a good way to do that.

If we look at gross margins, gross margins for the quarter were 53% versus 61% for Q1 2002, and 50% for Q4 2002. The decline of 8 percentage points from Q1 2002 was primarily from the impact of higher per-unit overhead costs on lower Q1 2003 sales volumes, favorable manufacturing variances in Q1 2002, and that was partially offset by improved material costs as a result of services now representing a larger part of sales and slightly lower overall customer discounts.

The improvement of 3 percentage points from Q4 2002 to Q1 2003 was mainly from lower inventory reserves, improved material cost due to inverse multiplexing representing a larger percentage of sales. And that was partially offset by higher per-unit overhead costs on lower sales volumes.

As you may recall we went through four restructurings over the last two years, the most recent occurring in October of 2002. These restructurings have reduced our headcount from 208 in February of 2001 to 91 today, and as a result we’ve made considerable progress in lowering our cost of doing business to be in line with what we believe could be another difficult year for the telecommunications industry.

Our operating expenses in total are down $801,000 from Q1 2002, and are down $385,000 from Q4 2002. Research and development expense, a component of operating expenses, has been relatively flat over that time as we continue to work on new product development. We spent $979,000 in Q1 of 2002, $1,126,000 in Q4 2002, and $1,107,000 in Q1 2003 for research and development.

Now looking at the tax line. We had a benefit of $1,894,000 in Q1 2002, which enabled us to recover past taxes that were paid. And that was under the tax law carry back provisions of the Job Creation and Worker Assistance Act of 2002. For the first quarter of 2003 we had a small provision of $17,000 related to state franchise taxes.

Looking at the net income line, we had a loss of $2,183,000, or 12 cents per share, compared with a net income of $1,363,000, or 7 cents per share, in Q1 2002 when we had the tax benefit of $1,894,000 I just mentioned. In the fourth quarter of 2002 we had a net loss of $2,239,000, or 12 cents per share. So our Q1 2003 loss was $56,000 less than Q4 2002’s loss.

Now I’d like to turn to the balance sheet. Our cash position did not change a whole lot from year-end 2002. We finished the quarter with $17.5 million in cash, cash equivalents and short-term investments. We had no debt. That compares with our year-end 2002 position of $17.7 million in cash, cash equivalents and short-term investments and also no debt.

Our receivables balance decreased by $1.1 million to $1.9 million from year-end 2002, and that represents about 40 days of sales, down from 55 days of sales at year-end 2002. In addition, inventories declined by a half a million to $3.3 million from year-end 2002, and if we measure that in annual turns that’s about 2.8 turns, about flat with the year-end 2002 turns.

With that, I’d now like to give any of you that may wish a chance to ask questions. Operator?

Operator:	At this time I would like to remind everyone in order to ask a question please press star then the number 1 on your telephone keypad. We will pause for just a moment to compile the Q&A roster.

Your first question comes from Todd Koffman.

Todd Koffman:	Thank you. Todd Koffman here from Raymond James.

Daniel Scharre:	Yes Todd. Good morning.

Todd Koffman :	Good morning. Let me just ask you, strategically where do you take the business next as you look forward?

Daniel Scharre:	Well Todd, first of all we need to make sure the two companies get integrated and our sales team can sell both sets of products, our R&D teams get integrated and move forward. But as I have said and continue to say, I think consolidation is mandatory in this marketplace. And as other opportunities come up in the future we have to look at them in terms of are they positive adjuncts for this business.

But the first order of business is making sure that the combined Company is stabilized, working together and we continue the product developments that both companies have been doing independently, and we keep our sales force and customers stable and happy.

Todd Koffman:	Very good. Thank you. Good luck.

Daniel Scharre:	Thanks Todd.

Operator:	Again if you would like to ask a question please press star then the number 1 on your telephone keypad. Your next question comes from Peter Conrad.

Peter Conrad:	Morning gentlemen.

Daniel Scharre:	Morning Peter.

Donald Morgan:	Good morning Peter.

Peter Conrad:	Despite, you know, the relatively low levels of revenues here it looks like we kind of had a normal seasonal downtick in Q1. Are we seeing any sort of return to normalcy?

Daniel Scharre:	It’s hard to tell what normalcy is. Is that 1996 or 1998 or 2000? Things are — it’s hard to tell. There are some positive signs and some negative signs out there.

UBS Warburg reports just came out this morning. I had a chance to glance at them and they, I believe, said that both CapEx spending for the carriers and equipment in our space were down slightly Q1. But they were looking at things stabilizing. It’s not clear whether stabilizing means up a little or down a little.

WorldCom was certainly an improvement for us in Q1 over Q4. So some of the events of their bankruptcy in the past couple quarters, they’re getting beyond. And I think there’s a positive outlook out there for them. So that’s a positive.

We just continue to pursue the opportunities that we have. We have not made forward-looking guidance in the past, and I think until we get past this merger period we will not be doing that. But we’re moving ahead. We’re moving down the path to closure. There are no changes in our plans or in our anticipation of what we’re doing here.

Peter Conrad:	Is there any discernable change in your visibility, just from a qualitative standpoint?

Daniel Scharre:	Not really. With the exception of WorldCom, who we do a major part of our business with and therefore we’ve got relations to see what they’re doing, as I mentioned we did have a good quarter. But the general marketplace is still — our customers are not certain of what they’re doing themselves. So if they’re not sure whether they’re going to be buying, it’s hard for them to tell us whether they’re going to be buying.

Peter Conrad:	Okay. And maybe you could just clarify for me, your relationship with Avaya. Are they reselling your product or how are the utilizing your product?

Daniel Scharre:	No that’s mostly service. They’ve got a big installed base out there and we continue to maintain and service - provide services to them.

Peter Conrad:	Okay. Are there any opportunities with them in any other fashion?

Daniel Scharre:	We have not seen significant opportunities with them, no.

Peter Conrad:	Okay. And then lastly, there’s been an absence of AT&T out of 10% customers for the last, at least, couple quarters. Can you give us any sort of indication of what’s going on with your relationship there?

Daniel Scharre:	AT&T- we have actually recently done some new significant things. We have been more aggressive in terms of their New Solutions group down in North Carolina, building that business. So we’re hopeful that things will start turning around.

I think as they changed some of the services that they had and the product requirements for those services, the need for Larscom equipment was somewhat lessened. And that’s why the AT&T revenues have dropped a little bit.

We’ve been more aggressive with them because they have been a good customer. So we’re hopeful that we’re turning the tide on the AT&T account.

Peter Conrad:	Okay. All right. Thank you.

Daniel Scharre:	Thanks Peter.

Operator:	At this time there are no further questions.

Daniel Scharre:	Well again, thank you for joining us today. We appreciate everyone’s support. This concludes our conference call for today.

Operator:	This concludes today’s Larscom First Quarter Earnings Results conference call.

You may now disconnect.

END